Exhibit 4.4

English Language Summary

Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower.

On March 20, 2019, TIM S.A., or TIM, entered into a credit agreement, or the Credit Agreement, with an aggregate principal amount of R$390 million with the Special Industrial Financing Agency of the BNDES (Agência Especial de Financiamento Industrial S.A.), or FINAME, a subsidiary of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.  TIM Participações S.A., or TIM Participações, is guarantor under the Credit Agreement, jointly and severally liable for TIM’s obligations.

The principal amount of the credit line is R$390 million, or the Credit Line and each installment shall be considered a Sub-Credit Line with its own grace periods, amortization periods and total financing periods. The principal amounts of each Credit Lines are subject to an interest rate composed of (1) cumulative variation of IPCA, accrued pro rata temporis; (2) fixed interest rate of 2.84% per year; and (3) FINAME spread.

In addition to other standard sections, certain conditions precedent as set forth in the Credit Agreement must be met for the funds to be released, including the execution of the fiduciary assignment agreement and compliance with contractual obligations under agreements executed with the BNDES group.

The availability period of the Credit Line is 24 months from the execution of the Credit Agreement. The amounts disbursement under the Credit Line shall be paid in monthly installments, being the first one due on the 15th day of the first month immediately following the respective grace period.

In order to guarantee the obligations assumed under the Credit Agreement, TIM pledges to BNDES credit rights owed by TIM under: (1) the payment of invoices by its users under the following services: (a) online recharge for financial agents; and (b) “pós-express”; and (2) the centralizing account and the retention account. The pledge granted by TIM shall guarantee such company’s obligations under the Credit Agreements Nos. 08.2.0790.1, 13.2.1372.1, 15.2.0825.1 and 17.2.0772.1, all executed with BNDES.

The Credit Line must be used exclusively for the acquisition of new machines, equipment, industrial systems, components and automation and computer goods manufactured in Brazil, accredited by the BNDES.

The Credit Agreement contains standard positive and negative covenants.  For example, TIM undertakes not to make improper payments (i.e., bribes) and not to execute contracts with cross-default obligations in connection with contracts entered into by Telecom Italia S.p.A.

In case of default of any financial obligation, TIM will be subject to a penalty of up to 3%. In case of default of any non-financial obligation, TIM will be subject to a penalty of 1%.

Among others, any of the following would constitute an event of default during the term of the Credit Agreement, for which BNDES may require acceleration of the maturity date and repayment: (i) certain negative covenants are not complied with; (ii) there is a final, non-appealable judgment against TIM in connection with slave or child labor or crimes against the environment; (iii) there is a change of control of TIM or other corporate reorganization without BNDES prior consent; (iv) certain obligations set forth in the Credit Agreement are not complied with; or (v) TIM uses the funds for purposes other than those set forth in the Credit Agreement.